BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

02015984

06 March 2002

02 MAR 22 AM 8:43

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAR 2 7 2002
THOMSON FINANCIAL

Marcela Zeman
Head of Investor Relations

3/22

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 6 March 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

BAA

Wednesday 6 March 2002

COMPETITION COMMISSION TO BEGIN SCHEDULED REVIEW OF BAA

The Civil Aviation Authority (CAA) has initiated the next stage of the regulatory review for BAA's London Airports by referring them to the Competition Commission and publishing today its detailed recommendations (which are available on the CAA website at www.caaerg.co.uk).

BAA looks forward to engaging in discussion with the Competition Commission but broadly welcomes the CAA recommendations, in particular that airport charges at Heathrow should rise. There are a number of financial and technical issues outstanding from the CAA referral document which will be discussed further with the Commission.

BAA notes that the CAA's recommendations to the Competition Commission are a further stage in the review process which is not expected to conclude until the end of 2002.

- Ends -

Background note

The CAA proposals are based, inter alia, on their forecast for the traffic that will pass through the airports, which is contained in the referral document, and also on a range of capital expenditure and other financial scenarios submitted to the CAA by BAA. This range was produced to progress the regulatory review and must be distinguished from BAA's current ten year capital expenditure and passenger traffic forecast, based on BAA's 2002 Business Plan, which is in

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News Release

Heathrow Gatwick Stansted Glasgow
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Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

preparation and will be published in full on 19 April. This forecast will also be submitted to the Competition Commission.

For further information on BAA plc see www.baa.com

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Marcela Zeman, BAA plc**
Tel: +44 (0) 20 7932 6692